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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ChinaCast Education Corporation
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
16946T109
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16946T109

1	NAMES OF REPORTING PERSONS Sapling, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,160,342

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,160,342

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,160,342

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.4%

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	16946T109

1	NAMES OF REPORTING PERSONS Fir Tree Value Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,489,102

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,489,102

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,489,102

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.0%

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	16946T109

1	NAMES OF REPORTING PERSONS Fir Tree Capital Opportunity Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		922,188

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		922,188

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	922,188

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.0%

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	16946T109

1	NAMES OF REPORTING PERSONS Fir Tree, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,571,632

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		5,571,632

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,571,632

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	18.4%

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

6

SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Sapling, LLC, a Delaware limited liability company (“Sapling”), Fir Tree Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Value”), Fir Tree Capital Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Capital Opportunity”) and Fir Tree, Inc., a New York corporation (“Fir Tree”), relating to common stock, par value $0.0001 (the “Common Stock”) of ChinaCast Education Corporation, a Delaware corporation (the “Issuer”), purchased by Sapling and Fir Tree Capital Opportunity. Fir Tree Value is the sole member of Sapling, and Fir Tree is the investment manager of Sapling, Fir Tree Value and Fir Tree Capital Opportunity. Sapling, Fir Tree Value, Fir Tree Capital, and Fir Tree are collectively referred to as the “Reporting Persons”.
Item 1(a) Name of Issuer.
ChinaCast Education Corporation
Item 1(b) Address of Issuer’s Principal Executive Offices.
25 Fl. Qiang Sheng Mansion
No. 145 Pu Jian Road, Pudong District
Shanghai, 211217, People’s Republic of China
Item 2(a) Name of Person Filing.
Item 2(b) Address of Principal Business Office.
Item 2(c) Place of Organization.
Fir Tree, Inc.
505 Fifth Avenue
23rd Floor
New York, New York 10017
A New York corporation
Sapling, LLC
505 Fifth Avenue
23rd Floor
New York, New York 10017
A Delaware limited liability company
Fir Tree Value Master Fund, L.P.
c/o Admiral Administration Ltd.
Admiral Financial Center, 5th Floor
90 Fort Street, Box 32021 SMB
Grand Cayman, Cayman Islands
A Cayman Islands exempted limited partnership
Fir Tree Capital Opportunity Master Fund, L.P.
c/o Admiral Administration Ltd.
Admiral Financial Center, 5th Floor
90 Fort Street, Box 32021 SMB
Grand Cayman, Cayman Islands
A Cayman Islands exempted limited partnership

Fir Tree, Inc. is the investment manager for each of Sapling, Fir Tree Value and Fir Tree Capital Opportunity and has been granted investment discretion over portfolio investments, including the shares of Common Stock (as defined below), held by each of them.
Item 2(d) Title of Class of Securities.
common stock, par value $0.0001 (the “Common Stock”)
Item 2(e) CUSIP Number.
16946T109
Item 3 Reporting Person.
The person filing is not listed in Items 3(a) through 3(j).
Item 4 Ownership.
(a)
The Reporting Persons held 31,703,000 shares of ChinaCast Communications Holdings Limited (CCH SP) (formerly Great Wall Acquisition Corporation (GWAQ)) which were the subject of a tender offer commenced by the Issuer on December 22, 2006. On January 18, 2007, the offer period for the tender offer expired. In connection with the tender offer, the Reporting Person’s shares of CCH SP were converted into 31,703,000 shares of the Issuer. As a result of the above conversion, the number of GWAQ’s shares beneficially owned in the aggregate by the Reporting Persons increased to 5,496,635 (2,489,435 of which are shares held by the Reporting Persons and 3,007,200 of which are shares issuable upon the conversion of warrants held by the Reporting Persons), which such amount representing 19.4% of the Issuers outstanding shares. The preceding percentage was calculated by dividing 5,496,635, the number of shares beneficially held by the Reporting Persons, by 28,301,725 (which was calculated by adding (a) 25,294,525, the number of shares issued outstanding as reported in the Issuer’s post effective amendment filing of Form S-1 filed with the Securities and Exchange Commission on February 12, 2007, plus (b) 3,007,200, the number of shares issuable upon conversion of warrants held by the Reporting Persons).

(b)
As a result of the above conversion of the Reporting Persons’ CCH SP shares in connection with the tender offer, the Reporting Persons’ ownership did not change by more than 1%, therefore no filing was made to amend the Reporting Persons’ 13D.

(c)	The Reporting Persons now beneficially own less than 20% of the outstanding shares of Common Stock. As a result, the Reporting Persons now file this 13G.

(d)
Currently, (i) Sapling beneficially owns 3,160,342 shares of Common Stock (859,250 of which are shares held by Sapling and 2,301,083 of which are shares issuable upon the conversion of warrants held by Sapling); (ii) Fir Tree Value beneficially owns 1,489,102 shares of Common Stock; and (iii) Fir Tree Capital Opportunity beneficially owns 922,188 shares of Common Stock (216,071 of which are Shares held by Fir Tree Capital Opportunity and 706,117 of which are Shares issuable upon the conversion of warrants held by Fir Tree Capital Opportunity). Fir Tree may be deemed to beneficially own the shares of Common Stock held by Sapling and Fir Tree Capital Opportunity as a result of being the investment manager of Sapling, Fir Tree Value and Fir Tree Capital Opportunity.

(e)
Sapling, Fir Tree Value and Fir Tree Capital Opportunity are the beneficial owners of 10.4, 5.0% and 3.0%, respectively, of the outstanding shares of Common Stock. Collectively, the Reporting Persons beneficially own 5,571,632 shares of Common Stock which represent 18.4% of the shares of Common Stock outstanding. These percentages are determined by dividing (i) (a) the 2,564,432 shares of Common Stock beneficially owned by Sapling, Fir Tree Value and Fir Tree Capital Opportunity plus (b) 3,007,200, the number of shares of Common Stock issuable upon the conversion of warrants held by Sapling and Fir Tree Capital Opportunity, by (ii) 30,299,841 shares of Common Stock (which was calculated by adding (x) 27,292,641 the number of shares of Common Stock outstanding as reported in the Issuer’s For 10-QSB filed with the Securities and Exchange Commission on November 13, 2007, plus (y) 3,007,200, the number of shares of Common Stock issuable upon conversion of warrants held by Sapling and Fir Tree Capital Opportunity).

(f)
Sapling may direct the vote and disposition of 3,160,342 shares of Common Stock. Fir Tree Value may direct the vote and disposition of 1,489,102 shares of Common Stock. Fir Tree Capital Opportunity may direct the vote and disposition of 922,188 shares of Common Stock. Fir Tree has been granted investment discretion over the shares of Common Stock held by Sapling, Fir Tree Value and Fir Tree Capital Opportunity.

Item 5 Ownership of Five Percent or Less of a Class.
Inapplicable.

Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
Fir Tree Value, as the sole member of Sapling, has the right to receive dividends from and the proceeds from the sale of the Common Stock.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.
Item 8 Identification and Classification of Members of the Group.
Inapplicable.
Item 9 Notice of Dissolution of Group.
Inapplicable.
Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2008

SAPLING, LLC
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE VALUE MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE, INC.
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of ChinaCast Education Corporation, a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2008.

SAPLING, LLC
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE VALUE MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE, INC.
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President